EXHIBIT 77C
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of BrownIA Maryland Bond Fund (the "Fund"), a series of Forum Funds (the "Trust"), was held on December 20, 2000 for the purpose of approving the Investment Advisory Agreement ("Agreement") between the Trust and Brown Advisory Incorporated for the Fund. Forum Financial Group, LLC, the sole initial shareholder, voted to approve the Agreement.